SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              EIGHT DRAGONS COMPANY
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
                         (Title of Class of Securities)


                                   023612 20 3
                                 (CUSIP Number)

                                David F. Bristol
                     6404 International Parkway, Suite 1350
                               Plano, Texas, 75093
                                 (214) 420-8367
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 27, 2015
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 023612 20 3                                          Page 2 of 8 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DMJ Acquisitions, LLC          I.D. No. 47-3848945
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Texas
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     291,500 (Item 5)
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     None
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       291,500 (Item 5)
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     None
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    291,500 (Item 5)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    80.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO-limited liability company
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 023612 20 3                                          Page 3 of 8 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Prosper Services Group, LLC    I.D. No. 04-3841858
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Texas
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     None
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     291,500 (Item 5)
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       None
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     291,500 (Item 5)
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    291,500 (Item 5)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    80.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO-limited liability company
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 023612 20 3                                          Page 4 of 8 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David F. Bristol
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF, PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Texas
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     None
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     291,500 (Item 5)
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       None
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     291,500 (Item 5)
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    291,500 (Item 5)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    80.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 023612 20 3                                          Page 5 of 8 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mendy Bristol
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Texas
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     None
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     291,500 (Item 5)
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       None
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     291,500 (Item 5)
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    291,500 (Item 5)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    80.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 023612 20 3                                          Page 6 of 8 Pages
---------------------                                          -----------------

Item 1.Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock") of Eight Dragons Company (the "Issuer" or the "Company"), a Nevada corporation with principal offices located at 6404 International Parkway, Suite 1350, Plano, Texas 75093.

Item 2.Identity and Background

This statement is being filed by David F. Bristol ("Bristol"), Mendy Bristol ("MB"), Prosper Services Group, LLC ("Prosper"), a Texas limited liability company and DMJ Acquisitions, LLC,("DMJ"), a Texas limited liability company. Prosper owns 100% of the equity interests of DMJ and Bristol and MB each own 50% of the equity interests of Prosper. Bristol is the sole manager and officer for each of Prosper and DMJ and both such entities have no directors.

The foregoing persons own beneficially more than 5% of a class of equity securities of the Issuer.

     (a)  This statement is being filed by one or more of the following persons:
          Bristol, MB, Prosper and DMJ. Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons". Each of DMJ and Prosper are investment holding companies.

     (b) The business address of each Reporting Person is 6406 International Parkway, Suite 1350, Plano, Texas 75093.

     (c) Bristol and MB each own 50% of the equity interests in Prosper. Bristol is the sole manager and officer of both DMJ and Prosper.

     (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)  Bristol and MB are United States of America citizens.

Item 3.Source and Amount of Funds or Other Consideration

Pursuant to the Securities and Debt Purchase Agreement by and between Rockport Petroleum, Inc. ("Rockport") and DMJ dated April 14, 2015 (the "Purchase Agreement"), the Reporting Persons purchased the Common Stock of the Company reported as beneficially owned in Item 5 (the "Securities") formerly owned by Rockport, together with certain notes payable by the Company, for cash consideration of $350,000.00 (the "Purchase Price"). The Purchase Price was paid from the working capital of DMJ which was provided to DMJ by an affiliated family trust controlled by Bristol. No funds were borrowed for the purpose of the Reporting Entities' acquisition of the Securities.

Item 4.Purpose of Transaction

The Reporting Persons acquired these Securities from Rockport, the former majority owner of the Issuer, in order to acquire control of the Company. The Company is currently a "shell" company with no or nominal operations and no or nominal assets. Except as described in this Schedule 13D, the Reporting Persons do not have any specific plans or proposals which relate to or would result in:
(i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 023612 20 3                                          Page 7 of 8 Pages
---------------------                                          -----------------

amount of assets of the Company or any of its subsidiaries; (iv) change in the present board of directors or the management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

The above statements are hereby subject to and qualified by the following:

The Reporting Persons plan to cause the Issuer to identify, evaluate and investigate various potential transactions with operating entities (or their holding companies) that are affiliated with the Reporting Persons, including, without limitation, a merger or reverse merger transaction pursuant to which an affiliate or affiliates of the Reporting Persons would be merged with and into the Company. In connection with such transactions, the Reporting Persons may cause the Company to change its principal operating business, recapitalize as well as amend the Company's bylaws and other organizational documents.

In conjunction with the acquisition of the Securities pursuant to the Purchase Agreement, on April 27, 2015, Wm. Christopher Reeder, the Company's sole director and officer has resigned as director, president, secretary and treasurer of the Company and Bristol has been appointed as director, president, secretary and treasurer of the Company.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons are the beneficial owners of 291,500 shares of Common Stock or 80.5% of the outstanding Common Stock.

     (b) DMJ has sole voting and dispositive power with respect to such 291,500 shares of Common Stock. Bristol, MB and Prosper each have shared voting and dispositive power with respect to such 291,500 shares of Common Stock and are each deemed to have beneficial ownership of the Securities through Prosper's sole ownership of the equity interests in DMJ, Bristol's 50% ownership in the equity interests and sole managerial control in Prosper and MB's 50% ownership of the equity interests in Prosper.

     (c) Other than as described in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for as otherwise described in this Schedule 13D, including without limitation, the Purchase Agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Issuer. Turtle Creek Holdings, LLC has acted as a consultant for the Reporting Persons.

Item 7. Material to be Filed as an Exhibit

Exhibit A:   Securities and Debt Purchase Agreement between Rockport Petroleum,
             Inc. and DMJ Acquisitions,  LLC dated April 14, 2015

Exhibit B    Joint Filing Agreement of the Reporting Persons

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 023612 20 3                                          Page 8 of 8 Pages
---------------------                                          -----------------

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2015

                                           DMJ Acquisitions, LLC,


                                           By: /s/ David F. Bristol
                                              ----------------------------------
                                              David F. Bristol
                                              Chief Executive Officer

                                           Prosper Services Group, LLC


                                           By: /s/ David F. Bristol
                                              ----------------------------------
                                              David F. Bristol
                                              Chief Executive Officer


                                           By: /s/ David F. Bristol
                                              ----------------------------------
                                              David F. Bristol


                                           By: /s/ Mendy Bristol
                                              ----------------------------------
                                              Mendy Bristol

                                                                       Exhibit A

                                                                  EXECUTION COPY

                     SECURITIES AND DEBT PURCHASE AGREEMENT

     This SECURITIES AND DEBT PURCHASE AGREEMENT (the "Agreement") is made and entered into as of the 14th day of April 2015, by and between Rockport Petroleum, Inc. ("Seller") and DMJ Acquisitions, LLC ("Buyer").

                              W I T N E S S E T H:

     WHEREAS, Seller owns 291,500 shares (the "Shares") of common stock, par value $.0001 per share (the "Common Stock"), of Eight Dragons Company, a Nevada corporation (the "Company") which represents approximately 80.5% of all of the issued and outstanding Common Stock of the Company; and

     WHEREAS, Seller desires to sell, transfer and convey the Shares to Buyer and Buyer desires to buy such Shares on the terms and subject to the conditions set forth herein;

     NOW, THEREFORE, in consideration of the agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

     1. Purchase Price and Closing

          a. At the Closing, in consideration for $350,000 (the "Purchase Price"), Seller agrees to sell, transfer, assign and convey to Buyer and Buyer agrees to acquire from Seller, the Shares and all note payables and related obligations (the "Company Note Payables") owed to Seller by the Company, including, without limitation, the Company Note Payables set forth on Schedule 1(a).

          b. Subject to the other provisions hereof, the closing (the "Closing") shall occur on the first business day following the end of the tenth calendar day following the date hereof (the "Closing Date"). At the Closing: (i) Buyer shall deliver to Seller the Purchase Price by wire transfer of immediately available funds; (ii) Seller shall deliver to Buyer (A) certificates representing the Shares, duly endorsed or accompanied by duly executed stock powers, and (B) an assignment of all of Seller's rights with respect to the Company Note Payables. As soon as practicable following the Closing, Seller will also deliver to Buyer or its representative originals or copies of all books and records of the Company that are in Seller's possession or under its control. Seller will also contact the transfer agent and instruct it to generate a new name and password for Buyer to access the Company's stockholder records.

     2. Representations and Warranties of Seller. Seller represents and warrants to Buyer that the following are true and correct as of the date hereof and the Closing Date:

          a. Seller has good and valid title, free and clear of all mortgages, pledges, liens, security interests or other encumbrances on the Shares or the Company Note Payables, other than encumbrances created as a result of applicable securities laws, and upon the consummation of the sale of the Shares and the Company Note Payables pursuant to this Agreement, the Buyer will acquire good and marketable title to the Shares and the Company Note Payables, free and clear of all liens, claims, rights, voting agreements or other encumbrances, other than encumbrances created as a result of applicable securities laws.

          b. The execution, delivery and performance by Seller of this Agreement has been duly authorized by Seller and the transactions contemplated by this Agreement do not violate, breach or conflict with any contract, agreement, or other instrument.

          c. Since August 29, 2014, the Company has not incurred any liabilities at any time while Seller held the Shares, other than (i) liabilities that have been satisfied, (ii) liabilities that are adequately reflected or reserved in the Company's financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2014 or (iii) liabilities reflected on the trial balance dated as of March 31, 2015, a copy of which has been provided to Buyer.

          d. Seller has no actual knowledge of (i) any claim against the Company that has been asserted or threatened by Glenn A. Little or (ii) any facts or circumstances that would reasonably be expected to give rise to a claim of Glenn
A. Little against the Company.

     3. Representations and Warranties of Buyer.

          a. The Shares are being acquired for Buyer's own account, not as nominee or agent, for investment purposes only and not with a view to the resale or distribution of any part thereof in violation of the Securities Act of 1933 (the "Securities Act") or any other law, rule or regulation, foreign or domestic. Buyer has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act or any other law, rule or regulation, foreign or domestic. Notwithstanding the foregoing, Buyer may make distributions of the Shares in accordance with Securities Act and applicable local law.

          b. Buyer is sufficiently experienced in financial and business matters to be capable of evaluating the merits and risks of this investment and to make an informed decision relating thereto.

          c. The execution, delivery and performance by Buyer of this Agreement is within the Buyer's legal right, power and authority, requires no action by or in respect of or filing with, any governmental body, agency or official, other than as required pursuant to the Securities Exchange Act of 1934, and does not and will not contravene, or constitute a default under, any provision of applicable law or regulation or of any agreement, judgment, injunction, order decree or other instrument to which the Buyer is a party or by which any of his properties are bound.

     4. Covenants.

          a. As of the Closing, Seller hereby releases and forever discharges the Company from any and all any rights, claims, demands, debts, liabilities, costs, expenses, attorneys' fees, obligations, promises, covenants, agreements, contracts, charges, suits, proceedings, actions or causes of actions, of any kind, known or unknown, suspected or unsuspected, at law or in equity, which Seller now has, has ever had or may hereafter have against the Company arising contemporaneously with or prior to the Closing or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing; provided, however, that without limiting the foregoing, nothing contained in this subsection shall operate to release any right or claim by Seller arising out of or relating to this Agreement.

          b. At the Closing and to the extent assignable, Seller shall be deemed to have assigned all of its rights and interest pursuant to that certain Securities and Debt Purchase Agreement between Seller and Glenn A. Little dated August 2014. To the extent such rights and interest are not assignable, Seller agrees that Buyer shall be entitled to pursue all such claims under such agreement, to the extent the same could have been brought by Seller, in the name of Seller, but at Buyer's sole expense. If Buyer elects to pursue any such claim, Buyer shall indemnify and defend Seller and its representatives against, and shall pay and reimburse each of them for, any and all damages incurred or sustained by, or imposed upon, them based upon, arising out of, with respect to or by reason of any such claim (including any counterclaims). Seller shall assign to Buyer all of its rights in any net amounts collected by Seller with respect to any such claim. Notwithstanding anything herein to the contrary, Seller and its representatives shall have no obligation to cooperate with Buyer with respect to the foregoing.

          c. On the date hereof, Buyer shall file with the SEC a Schedule 14F-1 with respect to the transactions contemplated hereby. Seller shall cooperate with Buyer's reasonable requests in connection therewith.

     5. Conditions to the Obligations of the Parties. The parties' respective obligations to consummate the transactions contemplated by this Agreement are subject to satisfaction of the following conditions:

          a. The representations and warranties made by the other party in this Agreement were true when made and shall be true as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date and the other party shall satisfy the covenants that by their terms are required to be delivered at the Closing.

          b. The Securities and Exchange Commission shall not have issued any "stop transfer" or other order with respect to the Common Stock, nor shall it have taken any action to delay the effectiveness of the Schedule 14F-1.

     6. Indemnification. Seller shall indemnify and defend Buyer (including, after the Closing, the Company) and its representatives (collectively, the "Buyer Indemnitees") against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all damages incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date.

     7.  Termination.  This Agreement may be terminated at any time prior to the
Closing:

          a. by the mutual written consent of Seller and Buyer;

          b. by Buyer by written notice to Seller if:

               i. Buyer is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement and, if capable of being cured, such breach, inaccuracy or failure has not been cured by Seller within ten days of Seller's receipt of written notice of such breach from Buyer; or

               ii. any of the conditions set forth in Section 5 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by May 1, 2015, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing.

          c. by Seller by written notice to Buyer if Seller is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 5 and such breach, inaccuracy or failure has not been cured by Buyer within ten days of Buyer's receipt of written notice of such breach from Seller.

          d. by Buyer or Seller in the event that (i) there shall be any law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any governmental authority shall have issued an order restraining or enjoining the transactions contemplated by this Agreement, and such order shall have become final and non-appealable.

     In the event of the termination of this Agreement in accordance with this Section, this Agreement shall forthwith become void, provided that nothing herein shall relieve any party hereto from liability for any breach of any provision hereof.

     7. Miscellaneous.

          a. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred, and Seller shall pay the costs and expenses of the Company, other than with respect to the filing of the Schedule 14F-1, which shall be paid by Buyer.

          b. This Agreement embodies the entire agreement and understanding between Seller and Buyer with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement. Buyer has not relied on any representation, warranty or information provided by Seller, other than the statements set forth in this Agreement.

          c. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by all parties hereto.

          d. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

          e. The rights and obligations under this Agreement may not be assigned by either party hereto without the prior written consent of the other party.

          f. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of State of Texas, without giving effect to the conflict of law principles thereof.

          g. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

          h. The parties hereto agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

          i. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute a single agreement. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

          j. The captions appearing in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope and intent of this Agreement or any of the provisions hereof.

          k. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally or sent by certified or registered mail, postage prepaid, and shall be deemed to be given, dated and received when so delivered personally, or, if mailed, five business days after the date of mailing to the following address, or to such other address or addresses as such person may subsequently designate by notice given hereunder:

          (a) if to Seller, to:

          Wm.  Christopher Reeder CEO
          Rockport Petroleum, Inc.
          4925 Greenville Road, Suite 1400
          Dallas, Texas 75206

          with a copy to:

          Gray Reed & McGraw PC
          Attn: David R. Earhart
          1601 Elm Street, Suite 4600
          Dallas, Texas 75201

          (b) if to Buyer, to:

          DMJ Acquisitions, LLC
          6404 International Parkway, Suite 1350
          Plano, Texas 75093

          with a copy to:

          Employee Solutions
          6404 International Parkway, Suite 1350
          Plano, Texas 75093
          Attn: Shelby Park

          l. All of the representations and warranties in this Agreement shall survive the Closing Date, for a period of one year from the Closing Date; provided, however, that the representation contained in Section 2(a) shall survive until the expiration of the applicable statute of limitations.

          m. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any state of federal court in Dallas, Texas, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal or state court sitting in Dallas, Texas in the event any dispute between the parties hereto arises out of this Agreement solely in connection with such a suit between the parties, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement in any court other than a federal or state court sitting in Dallas, Texas.

          n. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes the Agreement impossible to perform in which case this Agreement shall terminate. Except as otherwise contemplated by this Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent authority, such party shall not incur any liability or obligation unless such party breached its obligations under this Agreement or did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

     IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date and year first above written.

                                 ROCKPORT PETROLEUM, INC.


                                 By: /s/ Wm. Christopher Reeder
                                   -----------------------------------
                                   Wm. Christopher Reeder, CEO

                                 DMJ ACQUSITIONS, LLC


                                 By: /s/ David F. Bristol
                                   -----------------------------------
                                 Name:  David F. Bristol
                                 Title: Member

                                  Schedule 1(a)
                              Company Note Payables

$894,550.00 - Principal balance of promissory note acquired from Glenn A. Little

$666,139.16 - Accrued and unpaid interest on promissory note acquired from Glenn
A. Little

$24,118.68  - Account  payable  to Seller  for  expenses  paid from  09/01/14  -
03/31/15

$373.69 - Accrued and unpaid interest on account payable to Seller through 03/31/15

                                                                       Exhibit B

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Eight Dragons Company and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this May 7, 2015.

                               MJ Acquisitions, LLC


                               By: /s/ David F. Bristol
                                  ------------------------------------
                                  David F. Bristol
                                  Chief Executive Officer


                               PROSPER SERVICES GROUP, LLC


                               By: /s/ David F. Bristol
                                  ------------------------------------
                                  David F. Bristol
                                  Chief Executive Officer


                               By: /s/ David F. Bristol
                                  ------------------------------------
                                  David F. Bristol


                               By: /s/ Mendy Bristol
                                  ----------------------------------
                                  Mendy Bristol